AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______
COMMISSION FILE NO. 001-08007
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FREMONT GENERAL CORPORATION
175 N. Riverview Dr.
Anaheim, California 92808
(714) 283-6500

FINANCIAL STATEMENTS
The Fremont General Corporation and Affiliated Companies Investment Incentive Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm — Squar, Milner, Peterson, Miranda & Williamson, LLP

FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2008 AND 2007

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2008 (Liquidation Basis) and December 31, 2007	2

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008 (Liquidation Basis) and for the Year Ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule of Assets (Held at End of Year).	12

Schedule of Reportable Transactions	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan
We have audited the accompanying statements of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 7, the Plan’s sponsor, Fremont General Corporation (“FGC”), filed under Chapter 11 of the United States Bankruptcy Code on June 18, 2008 in the United States Bankruptcy Court for the Central District of California, Santa Ana Division. Bankruptcy does not affect the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of FGC’s bankruptcy estate and are not subject to the claims of FGC creditors. However, as discussed in Note 1 to the financial statements, the Board of Directors of FGC, the Plan’s sponsor, voted on November 24, 2008 to terminate the Plan effective December 31, 2008. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2007 financial statements to the liquidation basis used in presenting the 2008 financial statements. In addition, the closing price of FGC Common Stock declined from $3.50 per share as of December 31, 2007 to $0.21 per shares as of June 15, 2009, and FGC Common Stock was de-listed from the New York Stock Exchange on April 17, 2008.
In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2008 and 2007, and reportable transactions for the years then ended, are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Newport Beach, California
June 29, 2009

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 (Liquidation Basis) and 2007

	December 31,
	2008	2007

Assets
Investments, at fair value	$26,953,880	$80,500,390
Interest receivable	39,435	40,974
Other assets	960,781	90,444

Total Assets	27,954,096	80,631,808

Liabilities
Corrective distributions payable	153,112	—
Net assets available for benefits at fair value	27,800,984	80,631,808

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,544,686	162,700

Net assets available for plan benefits	$29,345,670	$80,794,508

The accompanying notes are an integral part of these financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2008 (Liquidation Basis) and 2007

	December 31,
	2008	2007

Additions to net assets available for benefits:
Interest and dividend income	$1,556,291	$6,947,894

	1,556,291	6,947,894

Contributions
Employer	866,440	8,388,187
Participant	1,891,346	11,094,531

	2,757,786	19,482,718

Total additions	4,314,077	26,430,612

Deductions from net assets available for benefits:
Net depreciation in fair value of investments	(18,214,079)	(36,808,825)
Benefits paid to participants	(37,548,836)	(113,169,786)

Total deductions	(55,762,915)	(149,978,611)

Net decrease in net assets available for benefits	(51,448,838)	(123,547,999)

Net assets available for benefits, beginning of year	80,794,508	204,342,507

Net assets available for benefits, end of year	$29,345,670	$80,794,508

The accompanying notes are an integral part of these financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail. Effective December 31, 2008, the Plan was terminated. See Termination below.

General

The plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation (“FGC”) and participating subsidiaries (collectively, the “Company”). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.

Contributions

Employees may elect to have up to 15% of their eligible compensation, as defined, deferred, and deposited with the plan trustee, which will invest the money at the employee’s discretion among a variety of investment funds, including FGC’s common stock. Effective May 1, 2008, the Plan was amended to prospectively eliminate the acquisition of FGC common stock as an investment option. Employee contributions are matched by the Company at the rate of one dollar for every dollar contributed up to 6% of eligible compensation permitted under the Internal Revenue Code (the “Code”). Effective February 3, 2008, employee contributions are matched by the Company at the rate of fifty cents for every dollar contributed up to 6% of eligible compensation permitted under the Code. The Company may make additional contributions at its discretion. Company contributions during 2008 to eligible employee participants were in cash. Company contributions during 2007 to eligible employee participants were in shares of FGC common stock and cash. Employees have discretion to diversify out of FGC common stock after the Company’s contribution has been allocated into participants’ accounts. All employee contributions are 100% vested. The Plan provides that for any participant who is an employee on or after January 1, 2003, the participant’s interest in his or her matching contributions accounts is 100% vested. Active employees may receive a distribution from his or her account after attaining age 59 1/2 or pursuant to a hardship. Otherwise, distribution is available following a participant’s retirement, termination of employment or death. Shares of FGC’s common stock held in the Plan and allocated to participants’ accounts are voted by the Plan’s Trustee upon instructions from the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations are based on participants’ contributions and eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are applied towards restoring reinstated accounts, the Company’s matching contributions in future periods, or administrative expenses.

Vesting

Participants’ salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Different vesting rules may apply to participants who terminated employment with the Company before January 1, 2003.

Distributions

Distributions of account balances may be made to participants under the following circumstances: termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant’s death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, costs relating to the purchase of a principal residence, burial or funeral expenses for certain dependents and expenses for the repair of damage to participants’ principal residence. Participants may also take withdrawals from the portion for their account attributable to rollovers.

Participants’ Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance based on the value at the close of business of the prior day, whichever is less. The loans are secured by the balance in the participant’s account and interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. Repayments are made ratably through payroll deductions. A loan processing fee of $40 is deducted directly from the paycheck in which the first loan repayment is made. Loan balances as of December 31, 2008 bear interest rates ranging from 6 percent to 10.25 percent and mature through 2013.

Amendment

Effective May 1, 2008, the Plan was amended to prospectively eliminate the acquisition of FGC common stock as an investment option.

Termination

Effective December 31, 2008, the Board of Directors and the Company terminated the Plan. Participant accounts were fully distributed by May 6, 2009.

During 2007, a partial termination occurred as a result of personnel layoffs and division sales. The partial termination did not affect the qualified status of the Plan and all impacted participants had previously been fully vested.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the liquidation basis of accounting for the year ended December 31, 2008 and accrual basis of accounting for the year ended December 31, 2007.

Use of Estimates

The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts and assumptions that affect the reported amounts and balances in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Company Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the full benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments

Investments are valued in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1	Observable inputs including unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Other observable inputs including:
	—	Quoted prices for similar assets or liabilities in active markets;
	—	Quoted prices for identical or similar assets or liabilities in inactive markets;
	—	Inputs other than quoted prices that are observable for the asset or liability;
	—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs based on the best information available in the circumstance, to the extent observable inputs are not available (including the Plan’s own assumptions used in determining the fair value of investments).
The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2008 and 2007:

FGC common stock: Valued at the composite closing price as reported on the Pink Sheets and is classified as a Level 1 investment. The closing price of FGC common stock on December 31, 2008 was $0.50 per share ($3.50 per share at December 31, 2007). Effective April 17, 2008, FGC common stock was de-listed from the New York Stock Exchange. FGC Common is currently eligible for quotation on the Pink Sheets under the trading symbol of “FMNTQ”.

Registered investment companies (mutual funds): The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent asset values of shares held by the Plan at year end and are classified as Level 1 investments.

Participant loans: Valued at the outstanding principal balance, which approximates fair value, and are classified as a Level 3 investment.

Common/collective trust funds (“CCTs”): CCT’s are composed of Guaranteed Investment Contracts (“GICs”) which include traditional GICs (issued by an insurance company and relying on the credit worthiness of the separate account) and Synthetic GICs, which are a combination of a portfolio of securities plus a wrapper contract (guarantee) issued by a financially responsible third party. The funds are fully benefit-responsive. Synthetic GIC wrapper values were determined by the difference between the sum of the present values of wrap fees based on replacement costs received from the wrap providers at the statement date and the sum of present values of wrap fees based on actual fees at the beginning of the year. Wrapper values are classified as a Level 3 investment. Underlying investment values held within the GICs were determined by a combination of the market quotations, pricing matrixes, market transactions in comparable investments, and are classified as a Level 2 investment.

Investment Income

Realized investment gains and losses are determined using the specific-identification basis.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Expenses

Administrative expenses of the Plan are paid by the Company, or from forfeitures. The Plan utilizes office space provided by the Company for which its pays no rent.

Benefit Payments

Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable as of December 31, 2008 and 2007 were $1,860,971 and $142,841, respectively.

Forfeitures

The balance of amounts forfeited by nonvested accounts of inactive participants as of December 31, 2008 and 2007 was $113,569 and $181,685, respectively. These forfeitures were applied towards employer matching contributions in remaining future periods, plan expenses and to the extent any forfeitures remained after such applications, they were allocated to the account balances of eligible employees. Effective December 31, 2008, the Plan was terminated and participant accounts were fully distributed by May 6, 2009.

Risks and Uncertainties

The plan provides for various investment options in any combination of FGC common stock and mutual funds that are comprised of a combination of stocks, bonds, fixed incomes securities and other investment securities. These underlying investments of mutual funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with such underlying investments noted above, it is at least reasonably possible that changes in values of such investments will occur in the near term and that changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

As described above, the methods used by the Plan to determine fair value may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.	Investments

All assets of the Plan are held in trust by Merrill Lynch Bank & Trust Company, FSB (“Merrill Lynch”). The following table sets for by level, within the SFAS 157 fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3

Registered investment companies (mutual funds)	$17,120,034	$—	$—
FGC common stock	32,230	—	—
Common/collective trust	—	9,530,889	—
Common/collective trust wrapper contracts	—	—	37,271
Participant loans	—	—	233,456

Total assets at fair value	$17,152,264	$9,530,889	$270,727

The following is a reconciliation of investments for unobservable inputs (Level 3) used in determining fair value:

	Year Ended December 31, 2008
		Common/Collective
		Trust Wrapper
	Participant Loans	Contracts
December 31, 2007	$1,045,354	$1,980
Change in unrealized appreciation(depreciation)	—	23,810
Transfers in	181,692	11,974
Transfers out	(993,590)	(493)

Balance, December 31, 2008	$233,456	$37,271

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	Year Ended December 31,
			Percent		Percent
	2008		of Total	2007	of Total

Merrill Lynch Retirement Preservation Fund		$9,568,160	35.5%	$17,915,041	22.2%
Blackrock Fundamental Growth Fund		$2,261,433	8.4%	$8,073,352	10.0%
Blackrock Basic Value Fund		$2,224,111	8.3%	$7,843,436	9.7%
Blackrock Global Allocation Fund		$2,923,007	10.8%	$7,537,914	9.3%
Blackrock S&P Index Fund		$1,668,880	6.2%	$6,957,699	8.6%
FGC Common Stock	$	*	*	$5,895,936	7.3%
Blackrock International Index Fund	$	*	*	$5,051,980	6.3%
Blackrock Total Return Portfolio Fund		$2,382,768	8.8%	$4,957,274	6.1%
Blackrock Aurora Fund	$	*	*	$4,568,418	5.7%

*	The balance was less than 5% of the fair value of the Plan’s assets.
The Plan offers the Merrill Lynch Retirement Preservation Fund, a CCT with fully benefit-responsive investment contracts, as an investment option to Plan participants. As of December 31, 2008 and 2007, the Plan’s participants had $11,112,845 and $18,077,740, respectively, invested in this CCT fund. Contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The CCT is included in the financial statements at fair value as reported to the Plan by Merrill Lynch. Contract value represents contributions made to the CCT fund, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this CCT as of December 31, 2008 and 2007 was $9,568,160 and $17,915,041, respectively.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 4.10% and 5.25% for 2008 and 2007, respectively. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by Merrill Lynch. Investment income from this fund was $650,921 and $1,113,758 for 2008 and 2007, respectively.

4.	Related Party Transactions

Certain Plan investments are units of mutual funds and CCT funds managed by Merrill Lynch, the trustee as defined by the Plan. Participants also had the options to invest in FGC common stock. At the Company’s discretion, the investments in FGC common stock was permitted to be funded from the Company’s employee benefits trust that is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions. Effective May 1, 2008 the plan was amended to prospectively eliminate the acquisition of FGC common stock as an authorized investment option.

5.	Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed with the Department of Labor:

	Year Ended December 31,
	2008	2007
Net assets available for benefits per the financial statements	$29,345,670	$80,794,508
Add: corrective distributions payable not included in Form 5500	153,112	—
Less: Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,544,686)	(162,700)
Less: benefit payable to participants not included in financial statements	(1,860,971)	(142,841)

Net assets available for benefits per Form 5500	$26,093,125	$80,488,967

6.	Commitments and Contingencies

Legal Proceedings

ERISA Class Action:

In April through June of 2007, six complaints seeking class certification were filed in the United States District Court for the Central District of California against the Company and various officers, directors and employees by participants in the Company’s Plan and Fremont General Corporation Employee Stock Ownership Plan (“ESOP”) (collectively “the Plans”) alleging violations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) in connection with Company stock held by the Plans.

On October 25, 2007, the six complaints were consolidated in a single proceeding alleging that since January 1, 2005, the defendants breached their fiduciary duties by allowing plan participants to continue to invest in Company stock and by matching in Company stock. On December 10, 2007, the defendants filed their Motion to Dismiss. On May 29, 2008, the Court denied the motion.

Effective May 1, 2008 the Board of Directors and the Company terminated the ESOP and effective December 31, 2008 the Plan was terminated. On June 18, 2008, FGC filed a voluntary petition (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). The bankruptcy case is being administered in the Bankruptcy Court under the caption “In re Fremont General Corporation, a Nevada corporation, Case No. 8:08-bk-13421”. Based upon the filing of the bankruptcy case, the U.S. District Court imposed a stay which was entered on June 30, 2008. However, the Bankruptcy Filing by FGC did not impact the status of the Plan or the distribution of participant’s accounts from the ESOP, which was completed by July 31, 2008. Thereafter, plaintiff’s counsel in the ERISA class action filed a motion to lift the stay, which motion was subsequently amended on February 3, 2009. On March 12, 2009 the Bankruptcy Court issued an order granting the motion to lift stay as to the remaining defendants (the stay imposed by the Bankruptcy Court was not lifted as to FGC) but was vacated as to the other named defendants in the action; i.e., Wayne Bailey, Thomas W. Hayes, Robert F. Lewis, Russell K. Mayerfield, James A. McIntyre, Raymond G. Meyers, Louis J. Rampino, Patrick E. Lamb, and Dickinson C. Ross, who served as FGC’s former directors and/or officers.

On April 1, 2009, a purported class action complaint was filed on behalf of current and former employees of FGC who participated in the Plan, and the ESOP. Plaintiffs’ have brought claims against the Plans’ fiduciaries for violations of their fiduciary duties under ERISA, 29 U.S.C. Section 1132. The complaint as filed names as defendants; Richard Wallace, Raymond G. Meyers,

James A. McIntyre, Wayne R. Bailey, Patrick E. Lamb, Louis J. Rampino, Robert F. Lewis, Russell K. Mayerfield, Thomas W. Hayes, Dickinson C. Ross, The Fremont General Corporation and Affiliated Companies Investment Incentive Plan Committee, and the Fremont General Employee Stock Ownership Plan Committee. The Company is presently unable to predict the outcome of this case, and intends to vigorously defend against it.

Department of Labor Review:

On January 31, 2008, the U.S. Department of Labor (the “DOL”) notified the Company that the Plan had been selected for limited review. The DOL review included on-site examination of selected plan records for the period January 1, 2004 through the present date, an interview with the Plan Administrators, and a review of FGC activities as they affect the Plan. The Company has fully cooperated with all requests from the DOL. Although the review has not officially concluded, the Company has not been notified with regard to any issues of non-compliance.

7.	Other Events

Fremont Investment & Loan Sale of Assets and Deposits to CapitalSource:

On April 13, 2008, FGC and its respective direct and indirect wholly-owned subsidiaries, Fremont General Credit Corporation, a California corporation, and Fremont Investment & Loan, a California industrial bank (“FIL”), entered into a Purchase and Assumption Agreement (the “Agreement”) with CapitalSource TRS Inc. (the Purchaser”), a wholly-owned subsidiary of CapitalSource, Inc. (“CapitalSource”) and, for limited reasons described in the Agreement, CapitalSource. The Agreement provided for the purchase of substantially all of FIL’s assets, which assets include FIL’s participation interest in certain previously sold commercial real estate loans and all of FIL’s branches, as well as the assumption of all of the FIL’s deposits, by a California industrial bank and indirect wholly-owned subsidiary of CapitalSource. Following the receipt of approvals from the Federal Deposit Insurance Corporation, California Department of Financial Institutions and the Bankruptcy Court, the transaction closed on July 25, 2008 and FIL ceased operating as a California industrial bank. Effective July 30, 2008, FIL amended its articles of incorporation to (1) change the name of Fremont Investment & Loan to Fremont Reorganizing Corporation and (2) convert the corporate purpose to that of a nonbank corporation to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California.

Fremont General Bankruptcy Filing:

As discussed in Note 6, on June 18, 2008, FGC filed the Bankruptcy Filing under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. This bankruptcy case is being administered in the Bankruptcy Court under the caption “In re Fremont General Corporation, a Nevada corporation, Case No. 8:08-bk-13421.” FGC continues to operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing did not impact the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of FGC’s bankruptcy estate and are not subject to the claims of FGC creditors.

Effective December 31, 2008, the Board of Directors and the Company terminated the Plan. Participant accounts were fully distributed by May 6, 2009.

Supplemental Information

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Schedule of Assets (Held at End of Year)
EIN 95-2815260, Plan #003
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issue,	Rate of Interest, Collateral,	Cost	Current
(a)	Borrower, Lessor or Similar Party	Par or Maturity value	Basis	Value

*	Merrill Lynch:
	BlackRock Fundamental Growth Fund	Registered investment company	**	$2,261,433
	BlackRock Global Allocation Fund	Registered investment company	**	2,923,007
	BlackRock Balanced Capital Fund	Registered investment company	**	1,194,168
	BlackRock Basic Value Fund	Registered investment company	**	2,224,111
	BlackRock S&P Index Fund	Registered investment company	**	1,668,880
	BlackRock International Index Fund	Registered investment company	**	1,132,513
	Merrill Lynch Retirement Preservation Fund	Common/collective trust fund	**	9,568,160
	BlackRock Value Opportunities Fund	Registered investment company	**	981,166
	BlackRock Aurora Fund	Registered investment company	**	1,198,946
	BlackRock Total Return Portfolio Fund	Registered investment company	**	2,382,768

	Oppenheimer Quest Balance Value Fund	Registered investment company	**	1,153,042

*	Fremont General Corporation	716,216 shares of common stock	**	32,230

*	Participants’ loans	Interest rates ranging from 6% to 10.25%maturing through 2013	**	233,456

				$26,953,880

*	Indicates a party-in-interest to the Plan

**	The cost of participant-directed investments is not required to be disclosed
See Independent Registered Public Accounting Firm’s Report and the accompanying notes to financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Schedule of Reportable Transactions
EIN 95-2815260, Plan #003
December 31, 2008

				Expenses		Current Value
				Incurred		of Asset on
	Description of	Purchase		with		Transaction	Net Gain
Identity of Party Involved	Assets	Price	Selling Price	Transaction	Cost of Asset	Date	(Loss)
Category (iii) — A series of transactions in excess of 5% of Plan assets

Fremont General Corporation*	Common Stock	$27,872	$—	$—	$27,872	$27,872	$—
Fremont General Corporation*	Common Stock	$—	$337,798	$—	$5,196,499	$337,798	$(4,858,701)
There were no category (i), (ii), or (iv) reportable transactions during 2008

*	Indicates a party-in-interest to the Plan
See Independent Registered Public Accounting Firm’s Report and the accompanying notes to financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN
June 29, 2009	/s/ Richard A. Sanchez
Richard A. Sanchez on behalf of the Plan Administrator of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan